Hogan Lovells US LLP
875 Third Avenue
New York, NY 10022
T +1 212 918 3000
F +1 212 918 3100
www.hoganlovells.com
October 22, 2010
BY EDGAR VIA NON-PUBLIC CORRESPONDENCE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AMERICAN COMMERCIAL LINES INC. PRELIMINARY PROXY MATERIALS
Ladies and Gentlemen:
On behalf of our client, American Commercial Lines Inc. (“ACL”), enclosed for filing are preliminary proxy materials relating to ACL’s Notice of Special Meeting of Stockholders.
The proxy statement relates to, among other things, a request for stockholder approval of the Agreement and Plan of Merger dated as of October 18, 2010, as it may be amended from time to time, by and among ACL, Finn Holding Corporation and Finn Merger Corporation.
Questions regarding this filing should be directed to Michael J. Silver at (410) 659-2741, Amy Bowerman Freed at (212) 918-8270 or to the undersigned at (212) 918-3599. Please fax a copy of any comments with respect to the preliminary proxy materials to us at (212) 918-3100.
Very truly yours,
/s/ Lillian Tsu
Lillian Tsu
Enclosures